SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

October 18, 2021

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on October 18, 2021.

Autonomous City of Buenos Aires, October 18th 2021.

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Re.: Relevant event.

I write to you as Head of Market Relations at Banco Macro S.A. (the “Bank”), in order to inform that the Bank has acquired 49.9939% of the Class B shares held by the protector partners of “Fintech SGR” and therefore currently holds 24.99% of the capital stock and votes of such company.

In addition, please be advised that the Bank has decided to purchase shares representing 50% of the capital stock and votes of “Finova S.A.”. The main purpose of Finova S.A. is to develop and market the website www.facturbo.com.ar, a digital solution that allows customers to negotiate credit instruments issued and accepted by large companies in favor of MiPyMES (small and medium-sized companies).

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 18, 2021

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer